--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            MAGNA ENTERTAINMENT CORP.
                            (NAME OF SUBJECT COMPANY)

                            MAGNA ENTERTAINMENT CORP.
                        (NAME OF PERSON FILING STATEMENT)

           CLASS A SUBORDINATE VOTING STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    55921107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 --------------


                                  JIM MCALPINE
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            MAGNA ENTERTAINMENT CORP.
                    337 MAGNA DRIVE, AURORA, ONTARIO L4G 7K1
                                 (905) 726-2462
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                   COPIES TO:

   PHILIP A. GELSTON, ESQ.                            JEAN M. FRASER, ESQ.
 CRAVATH, SWAINE & MOORE LLP                      OSLER, HOSKIN & HARCOURT LLP
      825 EIGHTH AVENUE                         100 KING STREET WEST, 61ST FLOOR
     NEW YORK, NY 10019                             TORONTO, ONTARIO M5X 1B8
       (212) 474-1000                                   (416) 362-2111

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------

                                                       Magna Entertainment Corp.
                                                       337 Magna Drive,
                                                       Aurora, Ontario
[LOGO]                                                 Canada L4G 7K1
                                                       Tel: 905 726 2462
                                                       Fax: 905 726 7172


                                  PRESS RELEASE

                      MAGNA ENTERTAINMENT CORP. ADVISED OF
                        UNSOLICITED OFFER FOR OUTSTANDING
                   SHARES OF CLASS A SUBORDINATE VOTING STOCK

JULY 13, 2004, AURORA, ONTARIO, CANADA.....MAGNA ENTERTAINMENT CORP. (NASDAQ:
MECA; TSX: MEC.A) ("MEC") announced today that it has been advised by MI DEVELOPMENTS INC. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID") of its intention to make an unsolicited offer to acquire all of the outstanding shares of Class A Subordinate Voting Stock of MEC not currently owned by MID.

MEC is a Delaware corporation that is listed on both the Nasdaq and the TSX. Accordingly, the offer by MID will be subject to the requirements of Delaware corporate law, United States securities law disclosure requirements and the applicable requirements under securities laws in Canada. A special committee of independent directors of MEC, comprised of Jerry D. Campbell, Louis E. Lataif, William J. Menear ("Chairman") and Gino Roncelli, has been formed to evaluate the offer and to make recommendations to the MEC Board of Directors concerning the appropriate response in the circumstances. The Special Committee today engaged RBC Capital Markets to act as its financial advisor and provide the formal valuations required under Canadian securities laws. The Special Committee and/or Board of Directors will communicate further with the holders of MEC's outstanding shares of Class A Subordinate Voting Stock in due course and, in any event, if and when the tender offer is commenced and offering materials in respect of the offer are mailed.

MEC, North America's number one owner and operator of horse racetracks, based on revenue, acquires, develops and operates horse racetracks and related pari-mutuel wagering operations, including off-track betting facilities. Additionally, MEC owns and operates XpressBet(TM), a national Internet and telephone account wagering system, and HorseRacing TV(TM), a 24-hour horse racing television network.

MEC cautions its stockholders, and others considering trading in MEC's securities, as follows: the Special Committee has just received MID's unsolicited proposal; the process of considering the proposal is only in its beginning stages; no decisions whatsoever have been made by the Special Committee in respect of MEC's response, if any, to the proposal; and the Special Committee will proceed in a timely and orderly manner to consider the proposal and its implications.

MEC's stockholders are strongly advised to carefully read MEC's solicitation/recommendation statement, which will be made available if the tender offer referred to in this press release is commenced, because it will contain important information. Free copies of the solicitation/recommendation statement, which will be filed by MEC with the Securities and Exchange Commission, will be available at the SEC's web site at www.sec.gov, or at the
                                                       -----------
MEC web site at www.magnaent.com.
                ----------------

--------------------------------------------------------------------------------


                                       2